ARNOLD & PORTER KAYE SCHOLER LLP

Three Embarcadero Center, 10th Floor

San Francisco, California 94111

December 15, 2021

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Geoff Kruczek Special Counsel Anne Parker Office Chief

Re:	Asia Pacific Wire & Cable Corp Ltd Amendment No. 2 to Registration Statement on Form F-1 Filed December 10, 2021 File No. 333-257970

Dear Mr. Kruczek,

This letter responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as communicated to us via telephone on December 14, 2021 (the “Communication”) with respect to the above-referenced Registration Statement (the “Registration Statement”). On behalf of Asia Pacific Wire & Cable Corp Ltd (the “Company”), we are responding to the Communication, as set forth below.

Our understanding of the Staff’s telephonic comments are summarized below in bold-face type for your ease of reference and are followed by the Company’s response. With this letter, and bearing the same date, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

***

Amendment No. 2 to Form F-1 filed December 10, 2021

Risk Factors, page 29

1.	In the second to last sentence on page 29, remove the words “without restriction”.

In response to the Staff’s comment, the Company has updated its Registration Statement by filing Amendment No. 3 to incorporate the Staff’s comment. Please see the revised disclosure on page 29 of Amendment No. 3.

Summary of Risk Factors, page iv; and Risk Factors, pages 29-30

2.

Add language “in addition to the trading prohibition, shares may also be delisted” to the end of the following risk factor (and summary of same): “[o]ur auditor’s China affiliate, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and if the PCAOB determines that it is unable to inspect or investigate completely because of a position taken by the PRC government, trading in our securities could be prohibited in the U.S.”

In response to the Staff’s comment, the Company has updated its Registration Statement by filing Amendment No. 3 to incorporate the Staff’s comment. Please see the revised disclosures on page iv and pages 29-30 of Amendment No. 3.

We trust the foregoing is responsive to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned at ben.fackler@arnoldporter.com or (415) 471-3125, or Isaac Chao at isaac.chao@arnoldporter.com or (415) 471-3126.

Sincerely,

/s/ Benjamin Fackler
Benjamin Fackler

Enclosures

cc:	Ivan Hsia

Daphne Hsu

James Lu

Lucy Tsai

(Asia Pacific Wire & Cable Corp. Ltd)

Isaac Chao

(Arnold & Porter Kaye Scholer LLP)